
August 4, 2011

Via E-mail
Steven D. Bonham
Vice President and Chief Financial Officer
Daegis Inc.
1420 Rocky Ridge Drive, Suite 380
Roseville, CA 95661

> **Re:** **Daegis Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2010**
> **Filed July 12, 2010**
> **Form 10-Q for the Quarterly Period Ended January 31, 2011**
> **Filed March 15, 2011**
> **File No. 001-11807**

Dear Mr. Bonham:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Patrick Gilmore

     Patrick Gilmore
     Accounting Branch Chief